

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2012

<u>Via E-mail</u>
James S. Byrd, Jr.
Chief Executive Officer
Marketkast, Incorporated
2295 S. Hiawassee Rd., Suite 414
Orlando, FL 32835

> **Re:** **Marketkast, Incorporated**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 28, 2012**
> **File No. 333-182856**

Dear Mr. Byrd:

We have reviewed your responses to the comments in our letter dated September 19, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>General</u>

1. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

2. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C. Please also ensure that the first sentence of the first paragraph refers to the appropriate amendment number of the Registration Statement on Form S-1.

3. We note that the prospectus contains a number of references to September 5, 2012. Please revise these references to refer and to update the information provided to the most recent practicable date. Examples include the number of holders of your common stock, at page 15, beneficial ownership, at page 26, and the selling shareholder table, at page 28.

<u>Prospectus Cover Page</u>

4. We note your response to our prior comment 3, but find it unresponsive. We reissue the comment. We are not persuaded that the $1.00 per share price you are registering here is a bona fide sales price. When the purchasers in the June 2012 private placement purchased restrictive, illiquid shares for $1.00 a share, they agreed that they were worth $1.00 a share with the restrictions of a non-public security. You are now registering a

liquid, non-restrictive security. Please increase the fixed price, revise the prospectus throughout and pay any additional filing fees as applicable.

Risk Factors, page 4

Our operating results may fluctuate, page 4

5. Please refer to the second paragraph. Please reconcile the post-offering burn rate disclosed in the last sentence with the post-offering burn rate disclosed elsewhere throughout the prospectus.

Management's Discussion and Analysis of Financial Condition, page 16

Plan of Operations, page 16

6. We note your response to our prior comment 14 and reissue in part. We note your pre-offering burn rate of $10,000 per month and your anticipated post-offering burn rate of $15,000 to $18,000 per month. Please revise to more clearly tie these expenses to your plan of operations. In this regard, please revise to include enough detail so that investors can clearly understand the various expenses included within your pre and post-offering burn rates. Please also revise the Liquidity and Capital Resources section on page 17 accordingly.

7. We note your response to our prior comment 15 and reissue. We note your disclosure in the first paragraph on page 17 that in order to fully implement your business plan, you will need to raise an additional $200,000 to $400,000 for the purpose of initiating and ramping up marketing and sales efforts, hiring of sales personnel and for general working capital. Please revise to more clearly identify the planned activities to include the associated timing and costs of each activity.

Critical Accounting Policies, page 18

Emerging Growth Company, page 18

8. We note your disclosures made in response to our prior comment 16. Please expand the second paragraph to specifically disclose that an "emerging growth company" can delay the adoption of new or revised accounting standards until these standards would otherwise apply to private companies until the first to occur of the date the subject company (i) is no longer an "emerging growth company" or (ii) affirmatively and irrevocably opts out of the extended transition period provided in Securities Act Section 7(a)(2)(B), and that you have elected to take advantage of this extended transition period. Also expand to disclose that, accordingly, until the date you are no longer an "emerging growth company" or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a)(2)(B), upon the issuance of a new or revised accounting

standard that applies to your financial statements and has a different effective date for public and private companies, you will disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt the recently issued accounting standard.

Our Business, page 19

Our Service, page 20

9. We note your response to our prior comment 18 and reissue in part. We note that your products and services appear to include video production services and marketing services including video engine optimization, creation of branded channels and syndication of video content. Please revise this section to discuss each product and service in greater detail. In this regard, we note that you have not discussed your $99 basic video product or what the NewsKast video press release product entails, including what you do to put the NewsKast video release product together, and that the first paragraph discusses each marketing service at a high level. Please also expand your description to explain what the full professional video production and marketing package entails versus the $99 basic video product, including whether or not that package includes live production by your company. Please revise to include enough detail so that investors can clearly understand the nature and scope of your products and services. If this expanded discussion includes any services or products that are to be developed going forward, please make the steps, timeline, anticipated costs and any needed financing for implementation clear. Additionally, for each product or service, please revise to clarify whether the product or service will be fulfilled directly or through a third-party service provider, such as Franshella Productions. Similarly revise under "Plan of Operation," at page 16.

10. With respect to your video production services, please revise to quantify how many $99 basic video products you have sold to date, detail what services are included in the $99 basic video product and clarify who fulfilled such products, e.g. your employees or a third-party service provider such as Franshella Productions.

11. We note that you have removed the use of pay per click and cost per acquisition programs from your menu of products and services. Please confirm that you will not be offering these types of products or services or advise.

Marketing, page 21

12. Please explain the "pay per click campaign" here. Please explain what pay per click is. Does "pay per click" in this context generate revenue for you or are you the one paying in this circumstance to generate traffic to your website? Refer also to our prior comment number 8, asking for a brief explanation of your "pay per click" program.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
        Gregg E. Jaclin, Esq.